EXCLUSIVE OPTION AGREEMENT

 This Agreement is entered into as of this ___ day of ______, 2020 (the "Effective Date"), by and between Ramot at Tel Aviv University Ltd., a company organized under the laws of Israel, having a place of business in Ramat-Aviv, Tel Aviv 6139201, Israel ("Ramot") and Shackelford Pharma Inc., having a place of business at Suite 2300 - 1177 West Hastings Street, Vancouver, British Columbia, Canada V6E 4T5 ("Company"). Ramot and the Company shall be referred to individually as "Party" and collectively as "Parties".

WHEREAS, in the course of research performed at Tel-Aviv University ("TAU"), Prof. Yosef Sarne (the "Inventor" ) developed technologies relating to the prevention and reversal of age-related cognitive decline by ultra-low doses of tetrahydrocannabinol (THC), as further described in the patent applications listed in Exhibit A attached hereto (the "Ramot Technology"); and

 WHEREAS, the Company wishes to internally evaluate the Ramot Technology in order to assess whether it in interested in negotiating with Ramot a commercial license under the Ramot Technology; and

 WHEREAS, Ramot agrees to grant the Company an exclusive option to negotiate such license, for a period of up to three months, in consideration for which the Company will pay Ramot $5,000 per month, all as set forth herein.

 The Parties hereby agree as follows:

1. Option.

1.1 Subject to receipt of the option fee described in Section 2 below, Ramot hereby grants to the Company, for a period of three months commencing on the Effective Date (the "Option Period"), the exclusive option (the "Option") to receive an exclusive, worldwide license from Ramot under the Ramot Technology for commercial use. Upon receipt by Ramot of the Company's notice that it is interested in such license, the Parties shall negotiate, in good faith, for a period of up to three months, unless extended by mutual agreement of the Parties (the "Negotiation Period"), in an effort to arrive at terms and conditions satisfactory to the Parties for the grant of such a license (the "License Agreement").

1.2 During the Option Period and Negotiation Period, if applicable (or earlier, if the Company notifies Ramot in writing prior to the end of such period that it is not interested in receiving a license under the Ramot Technology), Ramot undertakes that it will not, directly or indirectly through any number of intermediaries: (a) enter into discussions or negotiations, or enter into any agreement, with any third party with respect to the license transfer, or other commercialization of the Ramot Technology for commercial use, including, without limitation, options and rights of first refusal; or (b) engage in any other activity that promotes or facilitates the license, transfer, or other commercialization of the Ramot Technology; but those restrictions will not apply to good faith academic and research activities.

1.3 During the Option Period, Ramot will cooperate conscientiously and promptly with the Company to facilitate the Company to conduct reasonable due diligence in relation to the Ramot Technology, which cooperation will include, without limitation: (a) providing material filed with, or received from, intellectual property offices in relation to patenting or any other form of intellectual property (b) the names and particulars of all individuals who participated in the research, development, and testing of the Ramot Technology at Tel Aviv University; and (c) Inventor's notes and guidance, as reasonably requested by the Company.

2. Fee. In consideration for the rights granted to the Company under this Agreement, the Company shall pay Ramot a non-refundable fee of $5,000 per month or part of a month (the "Monthly Option Fee") during which the Option is in force, such amount to be paid as follows: (a) the first Monthly Option Fee will be paid within 30 days after the Effective Date; (b)  the second Monthly Option Fee will be paid within 2 months after the Effective Date; the third Monthly Option Fee will be paid within 3 months after the Effective Date. Ramot shall invoice the Company for the Monthly Option Fee in accordance with the details provided by the Company in Exhibit C. Monthly License Fees paid by the Company will be fully recoupable from amounts otherwise payable by the Company under the License Agreement. Accordingly, upon execution of the License Agreement, Ramot Technology will credit the aggregate amount of Monthly Option Fees paid by the Company against amounts payable by the Company under the License Agreement.

3. Expiration. If the Parties do not execute a License Agreement during the Negotiation Period, or if the Company notifies Ramot in writing that it does not wish to acquire such a license, Ramot shall be free to deal with the Ramot Technology as it in its discretion may decide, and the Company shall have no rights to use the Ramot Technology or Confidential Information in any way.

4. Miscellaneous.

4.1 Publicity Restrictions.  The Company shall not use the name of Ramot, Tel Aviv University or any of their trustees, officers, faculty, students, employees, or agents, or any adaptation of such names, or any terms of this Agreement in any promotional material or other public announcement or disclosure without the prior written consent of Ramot, which shall not be unreasonably withheld or delayed.

 4.2.  Assignment.  This Agreement may not be assigned by either Party without the prior written consent of the other Party.

 4.3.  Governing Law and Jurisdiction.  This Agreement will be governed by the laws of Israel, without giving effect to its conflict of law principles, and sole jurisdiction is granted to the competent court in Tel Aviv.

IN WITNESS WHEREOF, the Parties have caused this Agreement to be executed by their duly authorized representatives as of the date first written above.

Ramot at Tel Aviv University Ltd.	Shackelford Pharma Inc.

By: _________________________	By: _________________________

Name: ______________________	Name: ______________________

Title: _______________________	Title: _______________________

I, Professor Yosef Sarne, confirm that I have read the foregoing Option Agreement and its Exhibits and will comply with the provisions applicable to me.,

Signature: __________________________________________

Date: ______________________________________________

Exhibit A

Patent ID	Status	Country	Date	Number	Date	Number	Date	Number
2014083-02	Examination	U.S.A	02/11/2015	15/523,934	23/11/2017	US20170333387 A1
2014083-03	Examination	EUROPE	02/11/2015	15856362.7	13/09/2017	3215148
2014083-04	Filed	CANADA	02/11/2015	2,966,710
2014083-05	Published	CHINA	02/11/2015	201580066475.3	01/08/2017	CN 106999467A
2014083-06	Examination	JAPAN	02/11/2015	2017-542498
2014083-07	Filed	AUSTRALIA	02/11/2015	2015341458

Includes related know-how, documentation, research plans, etc, as will be further described in the License Agreement.